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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2011

Commission File Number: 001-31583

NAM TAI ELECTRONICS, INC.

(Translation of registrant’s name into English)

Gushu Industrial Estate, Xixiang Baoan, Shenzhen People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SECOND QUARTER NEWS RELEASE

Investor relations contact: Mr. Michael L. Luechtefeld	Please refer to the Nam Tai website (www.namtai.com)

E-mail: shareholder@namtai.com or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.

NAM TAI ELECTRONICS, INC.

Q2 2011 Sales up 30%, Gross profit margin at 6.4%

SHENZHEN, PRC – August 1, 2011 – Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced its unaudited results for the second quarter ended June 30, 2011.

KEY HIGHLIGHTS

(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Half year Results
	Q2 2011	Q2 2010	YoY(%)	1H 2011	1H 2010	YoY(%)
Net sales	$147,705	$113,912	29.7	$309,601	$193,178	60.3
Gross profit	$9,451	$12,706	(25.6)	$17,666	$19,209	(8.0)
% of sales	6.4%	11.2%	—	5.7%	9.9%	—
Operating income (a)	$679	$3,796	(82.1)	$923	$3,219	(71.3)
% of sales	0.5%	3.3%	—	0.3%	1.7%	—
per share (diluted)	$0.02	$0.08	—	$0.02	$0.07	—
Net income (a)	$3,003	$3,211	(6.5)	$5,021	$2,114	137.5
% of sales	2.0%	2.8%	—	1.6%	1.1%	—
Basic earnings per share	$0.07	$0.07	—	$0.11	$0.05	—
Diluted earnings per share	$0.07	$0.07	—	$0.11	$0.05	—
Weighted average number of shares (‘000)
Basic Diluted	44,804 44,833	44,804 44,807	— —	44,804 44,844	44,804 44,809	— —

Note:

(a)	Net income of the three months ended June 30, 2011 included interest income of $0.8 million, exchange gain of $2.1 million and a deferred tax credit of $0.8 million arising from the tax losses of Wuxi FPC (“Flexible Printed Circuit”) business, whereas the actual utilization of such deferred tax asset depends on future profit streams of that business.

In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States (“US GAAP”) as set forth in the table above, management utilizes a measure of operating income / (loss), net income / (loss) and earnings (loss) per share on a non-GAAP basis that excludes certain income and expenses to better assess operating performance. Those non-GAAP financial measures exclude certain items, such as share-based compensation expenses and employee severance benefits in PRC subsidiaries. By disclosing the non-GAAP information, management intends to provide investors with additional information to analyze the Company’s performance, core results and underlying trends. Non-GAAP information is not determined using US GAAP; therefore, the information is not necessarily comparable to other companies and should not be used to compare the Company’s performance over different periods. Non-GAAP information should not be viewed as a substitute for, or superior to, net income/(loss) or other financial data prepared in accordance with US GAAP as measures of our operating results or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. See the table below for a reconciliation of non-GAAP amounts to amounts reported under US GAAP.

GAAP TO NON-GAAP RECONCILIATION

(In millions of US Dollars, except for per share (diluted) and numbers of shares)

	Three months ended June 30,				Six months ended June 30,
	2011		2010		2011		2010
	millions	per share (diluted)	millions	per share (diluted)	millions	per share (diluted)	millions	per share (diluted)
GAAP Operating Income	$0.7	$0.02	$3.8	$0.08	$0.9	$0.02	$3.2	$0.07
Add back:
– Share-based compensation expenses(a)	0.1	—	—	—	0.1	—	—	—
– Employee severance benefits in PRC subsidiaries(b)	0.3	0.01	0.7	0.02	0.3	0.01	0.7	0.02
Non-GAAP Operating Income	$1.1	$0.03	$4.5	$0.10	$1.3	$0.03	$3.9	$0.09

GAAP Net Income	$3.0	$0.07	$3.2	$0.07	$5.0	$0.11	$2.1	$0.05
Add back:
– Share-based compensation expenses(a)	0.1	—	—	—	0.1	—	—	—
– Employee severance benefits in PRC subsidiaries (after deducting tax) (b)	0.2	0.01	0.5	0.01	0.2	0.01	0.5	0.01
Non-GAAP Net Income	$3.3	$0.08	$3.7	$0.08	$5.3	$0.12	$2.6	$0.06

Weighted average number of shares – diluted (‘000)	44,833		44,807		44,844		44,809

Notes:

(a)	The share-based compensation expenses included approximately $0.1 million attributable to options to purchase 60,000 shares granted in the second quarter of 2011 to directors in accordance with the Company’s practice of making annual option grants to its directors upon their election for the ensuing year.
(b)	The expense represents employee benefit and severance arrangements in accordance with the PRC statutory severance requirements.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE SECOND QUARTER OF 2011

1. Quarterly Sales Breakdown

(In thousands of US Dollars, except percentage information)

Quarter	2011	2010	YoY(%) (Quarterly)	YoY(%) (Quarterly accumulated)
1st Quarter	161,896	79,266	104.2	104.2
2nd Quarter	147,705	113,912	29.7	60.3
3rd Quarter	—	174,744
4th Quarter	—	166,498
Total	309,601	534,420

2. Breakdown of Net Sales by Product Segment (as a percentage of Total Net Sales)

	2011		2010
Segments	Q2 (%)	YTD (%)	Q2 (%)	YTD (%)
Key Components Assembly – Telecommunications (“TCA”)	86	85	73	75
Consumer Electronic and Communication Products (“CECP”)	14	15	27	25
	100	100	100	100

Prior to year 2009, the Company operated in three reportable segments—telecommunication components assembly (“TCA”), consumer electronics and communication products (“CECP”), and LCD products (“LCDP”). In 2010, pursuant to merger of the Company’s two PRC subsidiaries represented by LCDP and TCA segments into one Shenzhen subsidiary in 2010, the chief operating decision maker reviews the segment results of two business segments (TCA and CECP) when making decisions about allocating resources and assessing performance. The change in segment reporting was due to the following:

•

Most of the LCDP business has been LCD module assembly for telecommunication products in 2010, which is similar to the business operated by TCA. In view of the similarity of the products, the Company has merged the LCDP segment into the TCA segment;

•	After the merger, all the TCA business is run by one management team;

•

The Company discontinued CECP production for bluetooth headsets and calculators with two major box-built customers in the fourth quarter 2010. Should the CECP segment falls below the threshold prescribed under Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 280-10-50-12, management may aggregate this segment to TCA; and

•

In 2010, the Flexible Printed Circuit Board (“FPCB”) business was too small to be designated as a separate business segment. In addition, FPCB is regarded as WIP (“work in progress”) for internal use by the Company, i.e. it is manufactured for a more value adding process, FPC assembling.

The segment information for 2010 time periods have been restated in order to conform to the change in presentation of segment reporting in 2011 in accordance with FASB ASC 280-10-50-34. The results of the former LCDP segment were included in the TCA segment in 2010.

3. Key Highlights of Financial Position

	As at June 30,		As at December 31
	2011	2010	2010
Cash on hand	$212.3 million	$203.0 million	$228.1 million
Ratio of cash to current liabilities	1.96	2.04	1.98
Current ratio	3.04	3.11	2.93
Ratio of total assets to total liabilities	4.09	4.25	3.86
Return on equity	3.0%	1.3%	4.5%
Ratio of total liabilities to total equity	0.32	0.31	0.35
Debtors turnover	44 days	74 days	51 days
Inventory turnover	22 days	25 days	22 days
Average payable period	54 days	87 days	64 days

OPERATIONS REVIEW

Sales in the second quarter of 2011 were $147.7 million, up 29.7% from sales of $113.9 million in the same quarter of 2010. Gross profit of $9.5 million in the second quarter 2011 decreased 25.6% from $12.7 million in the same quarter last year. Gross profit margin in second quarter of 2011 decreased to 6.4%, down from 11.2% in the second quarter of 2010. The gross profit margin decrease was mainly due to three reasons. First, product mix, box-built products with higher gross margin such as Bluetooth headset and calculators have been discontinued. Consistent with its long-term business strategy the Company is narrowing its focus to higher-growth, lower-margin business opportunities, such as key component assembly for telecommunication products, which leverage Company core strengths. Second, increased labor cost, increases in basic wages for labor since last year decreased margins in second quarter 2011. Third, startup costs, operating losses at the Company’s facility in Wuxi completed in 2009 continued although the Wuxi site began manufacture and assembly of flexible printed circuit boards in 2010.

Lower gross margins resulted in operating income of $0.7 million in the second quarter of 2011, down from $3.8 million in the second quarter of 2010. The operating income decrease was largely offset by increased interest income and currency exchange gains, and the Company earned net income of $3.0 million in the second quarter of 2011 compared with the $3.2 million for the second quarter of last year.

For the six months ended June 30, 2011, our net sales were $309.6 million, an increase of 60.3% as compared to $193.2 million in the same period of last year. The Company’s gross profit margin was 5.7% as compared to 9.9% in the same period of 2010. Gross profit was $17.7 million, down 8.0% as compared to $19.2 million in the same period of last year. We reported operating income for the first six months of 2011 of $0.9 million, compared to operating income of $3.2 million in the same period of last year. Our net income for the six months ended June 30, 2011 was $5.0 million, or $0.11 per share (diluted), as compared to net income of $2.1 million, or $0.05 per share (diluted), in the same period of last year.

EXPANSION PROJECTS

The Company has two separate site-expansion projects in progress, one in Shenzhen and one in Wuxi. Both projects are critical to the Company’s future growth and both depend upon the prompt action and cooperation of the local PRC government.

Following the report in the first quarter 2011, the raw land in Guangming Hi-Tech Industrial Park, Shenzhen, PRC, approximately 30 minutes driving distance from existing facilities in Gushu, Shenzhen and one hour driving distance from Hong Kong, has not yet been delivered to the Company. Though the Company fully paid for the land use rights for this land four years ago, the local Government has not yet indicated when the land will be released. The Company is actively working to resolve this matter.

The other expansion project involves acquisition of land use rights for approximately 500,000 square feet of raw land adjacent to the Company’s operational manufacturing facility in Wuxi in order to construct structures, such as dormitories, canteen, labor activity center, research laboratory, and testing and training centers, to support operations at the Wuxi manufacturing facility. The local Wuxi government has indicated that it strongly supports the Company’s planned expansion and development, and the acquisition of land use rights is currently pending final government approvals. The company expects this matter to be resolved in the third quarter of 2011.

Non-GAAP Financial Information

Non-GAAP operating income for the second quarter of 2011 was $1.1 million, or $0.03 per share (diluted), compared to non-GAAP operating income of $4.5 million, or $0.10 per share (diluted), in the second quarter of 2010. Non-GAAP net income for the second quarter of 2011 was $3.3 million or $0.08 per share (diluted), compared to $3.7 million, or $0.08 per share (diluted), in the second quarter of 2010.

COMPANY OUTLOOK

The Company mainly produces LCD modules and telecommunications subassemblies for Japanese multi-national corporations (MNCs) supplying global customers. Key components for these subassemblies are manufactured in Japan. As previously reported, the impact of key component shortages resulting from the earthquake in Japan was minimized and by the end of the second quarter supply of key components recovered and caught up with demand. The second quarter tends to be a seasonal slow period following financial year end for Japanese companies, and these factors together with global economic conditions contributed to an 8.7% decline in Company revenue from first quarter 2011. However, with year-on-year quarter revenue growth of nearly 30% Company year-to-date revenue growth has exceeded 60% so far in 2011. The business is expected to continue building momentum and achieve profitable growth in the third and fourth quarters.

The Company projects continuing growth in long term global demand for telecommunications subassemblies. The Company is well-positioned to benefit from this trend and will emphasize increased focus on core capabilities, expanding manufacturing capacity significantly to meet growing demand for LCD modules resulting from applications in telecommunications market segments such as smart phones and tablets.

Continuing inflation in China and appreciation of the PRC renminbi is expected to further increase labor cost pressure on margins and necessitate ongoing cost control measures to sustain profitability. However, the Company anticipates business growth in the third and fourth quarter to accelerate the rate of improvement in the financial performance of the Wuxi manufacturing facility, enabling breakeven performance by the end of the fourth quarter.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2011

As announced on November 1, 2010, the Company resumed payment of quarterly dividends in 2011. The following table repeats and updates the previously announced schedule for declaration and payment of quarterly dividends in 2011.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2011	December 31, 2010	January 20, 2011	$0.05	PAID
Q2 2011	March 31, 2011	April 20, 2011	$0.05	PAID
Q3 2011	June 30, 2011	July 20, 2011	$0.05	PAID
Q4 2011	September 30, 2011	October 20 - 31, 2011	$0.05
Total for Full Year 2011			$0.20

The Company’s resumption of dividend payments for 2011 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared will depend upon the Company’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for future expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2011, what the amounts of such dividends will be or whether such dividends, once declared for a specific period will continue for any future period, or at all.

PROPOSED SCHEDULE OF RELEASE OF QUARTERLY FINANCIAL RESULTS FOR Q3 to Q4 2011

Announcements of Financial Results
Quarter	Date of release
Q3 2011	October 31, 2011 (Mon)
Q4 2011	February 13, 2012 (Mon)

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Express or implied statements in this press release, such as the statements included in “Expansion Projects” and “Company Outlook,” particularly management’s intention to focus its business on key components assembly for telecommunication products and expectations expressed regarding the action and cooperation of the local PRC government as to our expansion projects in Shenzhen and Wuxi; assessment of the impact of the Japanese earthquake on the performance of the Company in 2011; expectation that the business continues building momentum and profitable growth will be achieved in coming quarters; projection of continuing growth in long term global demand for telecommunications subassemblies; expansion of manufacturing capacity to meet growing demand for LCD modules; perception of increasing inflation and appreciation of PRC renminbi; the Company’s ability to control costs; and anticipation of business growth which accelerates the improvement in the financial performance of Wuxi manufacturing facility and enables breakeven performance by the year end are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in these forward-looking statements as a result of a number of factors, including deterioration of the markets for the Company’s customers’ products and the global economy as a whole, which could negatively impact the Company’s revenue and the ability of the Company’s customers to pay for the Company’s products; customer bankruptcy filings; the sufficiency of the Company’s cash position and other sources of liquidity to operate its business; competition negatively impacting the Company’s revenues and margins; and one or more of the factors discussed in “Item 3. Key Information — Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 as filed on March 16, 2011 with the Securities and Exchange Commission.

For further information regarding risks and uncertainties associated with Nam Tai’s business, operating results or financial condition, please refer to the “Operating and Financial Review and Prospects,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk Factors” sections of Nam Tai’s SEC filings, including, but not limited to, its annual reports on Form 20-F and Reports on Form 6-K containing releases of Nam Tai’s quarterly financial results, copies of which may be obtained from Nam Tai’s website at http://www.namtai.com or from the SEC’s EDGAR website at http://www.sec.gov.

All information in this press release is as of August 1, 2011 in Shenzhen of the People’s Republic of China except as otherwise indicated. Nam Tai does not undertake any duty, and should not be expected, to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations, unless so required by law.

ABOUT NAM TAI ELECTRONICS, INC.

We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications, consumer electronic, medical and automotive products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD modules, FPC subassemblies and image-sensor modules and PCBAs. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

Nam Tai Electronics, Inc. is registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol “NTE”). All the Company’s operations are located in the People’s Republic of China and its investor relations office is located in Hong Kong.

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIODS ENDED JUNE 30, 2011 AND 2010

(In Thousands of US Dollars except share and per share data)

	Unaudited Three months ended June 30		Unaudited Six months ended June 30
	2011	2010	2011	2010
Net sales	$147,705	$113,912	$309,601	$193,178
Cost of sales	138,254	101,206	291,935	173,969

Gross profit	9,451	12,706	17,666	19,209

Costs and expenses
General and administrative expenses	6,670	6,042	12,132	10,568
Selling expenses	1,261	1,422	2,921	2,493
Research and development expenses	841	1,446	1,690	2,929

	8,772	8,910	16,743	15,990

Operating income	679	3,796	923	3,219

Other income (expenses) , net(1)	2,516	784	3,057	614
Interest income	834	325	1,480	604

Income before income tax	4,029	4,905	5,460	4,437
Income tax expenses(2)	(1,026)	(1,694)	(439)	(2,323)

Net income	$3,003	$3,211	$5,021	$2,114

Income per share
Basic	$0.07	$0.07	$0.11	$0.05

Diluted	$0.07	$0.07	$0.11	$0.05

Weighted average number of shares (’000)
Basic	44,804	44,804	44,804	44,804
Diluted	44,833	44,807	44,844	44,809

Notes:

(1)	Other income in the second quarter of 2011 included exchange gain of $2.1 million mainly due to the continuing appreciation of RMB against USD during this quarter.
(2)	Income tax expense of the three months ended June 30, 2011 included a deferred tax credit of $0.8 million arising from the tax losses of Wuxi FPC (“Flexible Printed Circuit”) business, whereas the actual utilization of such deferred tax asset depends on future profit streams of that business.

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2011 AND DECEMBER 31, 2010

(In Thousands of US Dollars)

	Unaudited June 30 2011	Audited December 31 2010
ASSETS
Current assets:
Cash and cash equivalents	$212,269	$228,067
Accounts and notes receivable, net	74,087	74,176
Inventories	35,492	29,058
Prepaid expenses and other receivables	6,915	5,719
Deferred tax assets – current	192	376
Income tax recoverable	107	105

Total current assets	329,062	337,501

Property, plant and equipment, net	88,866	88,895
Land use rights	12,152	12,264
Deposits for property, plant and equipment	5,073	477
Goodwill	2,951	2,951
Deferred tax assets-non current	10,495	8,423
Other assets	375	269

Total assets	$448,974	$450,780

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$85,775	$84,590
Accrued expenses and other payables	15,269	17,484
Dividend payable	4,480	8,961
Income tax payable	2,804	4,232

Total current liabilities	108,328	115,267

Deferred tax liabilities	1,379	1,379

Total liabilities	109,707	116,646

EQUITY
Nam Tai shareholders’ equity:
Common shares	448	448
Additional paid-in capital	287,055	286,943
Retained earnings	51,772	46,751
Accumulated other comprehensive loss	(8)	(8)

Total shareholders’ equity	339,267	334,134

Total liabilities and shareholders’ equity	$448,974	$450,780

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED JUNE 30, 2011 AND 2010

	Unaudited Three months ended June 30		Unaudited Six months ended June 30
	2011	2010	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$3,003	$3,211	$5,021	$2,114
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment and land use right	4,444	6,505	9,155	12,942
Loss (gain) on disposal of property, plant and equipment	37	(412)	40	(434)
Share-based compensation expenses	112	—	112	—
Deferred income taxes	(684)	(231)	(1,888)	12
Unrealized exchange (gain) loss	(1,344)	(505)	(2,010)	(505)
Changes in current assets and liabilities:
(Increase) decrease in accounts receivable	12,666	(27,011)	89	(20,035)
(Increase) decrease in inventories	(7,531)	(8,938)	(6,434)	(7,371)
(Increase) decrease in prepaid expenses and other receivables	1,773	(860)	(1,196)	(1,619)
(Increase) decrease in income tax recoverable	(2)	—	(2)	—
(Decrease) increase in notes payable	—	—	—	(691)
(Decrease) increase in accounts payable	(4,223)	33,628	1,185	24,064
(Decrease) increase in accrued expenses and other payables	(1,502)	(966)	(1,669)	585
(Decrease) increase in income tax payable	614	1,475	(1,428)	1,216

Total adjustments	4,360	2,685	(4,046)	8,164

Net cash provided by (used in) operating activities	$7,363	$5,896	$975	$10,278

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(3,953)	(377)	(9,600)	(3,457)
(Increase) decrease in deposits for purchase of property, plant and equipment	(3,795)	(257)	(4,596)	(427)
(Increase) decrease in other assets	—	—	(106)	—
Proceeds from disposal of property, plant and equipment	—	441	—	502
(Increase) decrease in fixed deposits maturing over three months	—	—	—	12,903

Net cash (used in) provided by investing activities	$(7,748)	$(193)	$(14,302)	$9,521

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(2,241)	$—	$(4,481)	$—

Net cash (used in) provided by financing activities	$(2,241)	$—	$(4,481)	$—

Net increase (decrease) in cash and cash equivalents	(2,626)	5,703	(17,808)	19,799

Cash and cash equivalents at beginning of period	213,551	196,818	228,067	182,722

Effect of exchange rate changes on cash and cash equivalents	1,344	505	2,010	505

Cash and cash equivalents at end of period	$212,269	$203,026	$212,269	$203,026

NAM TAI ELECTRONICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED JUNE 30, 2011 AND 2010

(In Thousands of US Dollars)

1.	Accumulated other comprehensive loss represents foreign currency translation adjustments. The comprehensive income was $3,003 and $3,211 for the three months ended June 30, 2011 and 2010 respectively.

2.	Business segment information – The Company operates primarily in two segments, Key Components Assembly – Telecommunications (“TCA”) segment and the Consumer Electronic Communication Products (“CECP”) segment.

	Unaudited Three months ended June 30		Unaudited Six months ended June 30
	2011	2010	2011	2010
NET SALES :
- TCA	$126,380	$82,872	$263,699	$144,951
- CECP	21,325	31,040	45,902	48,227

Total net sales	$147,705	$113,912	$309,601	$193,178

NET INCOME :
- TCA	$2,628	$1,217	$3,960	$235
- CECP	444	3,244	2,044	4,114
- Corporate	(69)	(1,250)	(983)	(2,235)

Total net income	$3,003	$3,211	$5,021	$2,114

	Unaudited Jun. 30, 2011	Audited Dec. 31, 2010
IDENTIFIABLE ASSETS BY SEGMENT:
- TCA	$198,718	$197,083
- CECP	53,100	55,569
- Corporate	197,156	198,128

Total assets	$448,974	$450,780

NAM TAI ELECTRONICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED JUNE 30, 2011 AND 2010

(In Thousands of US Dollars)

3.	A summary of the net sales, net income and long-lived assets by geographic areas is as follows:

	Unaudited Three months ended June 30		Unaudited Six months ended June 30
	2011	2010	2011	2010
NET SALES FROM OPERATIONS WITHIN:
-PRC, excluding Hong Kong and Macao:
Unaffiliated customers	$147,705	$113,912	$309,601	$193,178
Intercompany sales	69	301	616	436
-Intercompany eliminations	(69)	(301)	(616)	(436)

Total net sales	$147,705	$113,912	$309,601	$193,178

NET INCOME (LOSS) FROM OPERATIONS WITHIN:
-PRC, excluding Hong Kong and Macao	$4,313	$4,461	$7,586	$4,349
-Hong Kong & Macao	(1,310)	(1,250)	(2,565)	(2,235)

Total net income	$3,003	$3,211	$5,021	$2,114

	Unaudited June 30, 2011	Audited Dec. 31, 2010
LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong	$96,292	$101,014
- Hong Kong	4,726	145

Total long-lived assets	$101,018	$101,159

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.

Date August 2, 2011	By:	/S/ M. K. KOO
Name: M. K. Koo
Title: Executive Chairman and
Chief Financial Officer